EXHIBIT 3.3

                        EMPIRE FINANCIAL HOLDING COMPANY

                       AMENDMENT TO SECTIONS 3.9 AND 4.16
                                       OF
                 THE BYLAWS OF EMPIRE FINANCIAL HOLDING COMPANY
                         EFFECTIVE AS OF MARCH 20, 2003


3.9 SPECIAL MEETINGS. Special meetings of the Board of Directors or any committee of the Board of Directors may be called by any Director or committee member, as the case may be, on not less than 24 hours prior written notice to each Director or committee member, as the case may be. Such written notice shall be provided in the manner specified in Section 5.1. The written notice must specify the place, date and time of the special meeting, but need not specify the business to be transacted at, nor the purpose of, the meeting.


4.16 DISAGREEMENTS BETWEEN CO-OFFICERS. In the event that the Corporation's Co-Chairmen of the Board, Co-Chief Executive Officers, Co-Presidents, Co-Secretaries or other co-officers are not able to agree upon a particular action to be taken, then the proposed action may be submitted to the Board of Directors by either co-officer, and the determination with respect to such proposed action by a majority of the Board of Directors shall be binding on the Company and all of its officers. During the period prior to the Board's determination, the status quo in effect immediately prior to the disagreement shall remain in effect and no officer shall take any action to modify or change the status quo with respect to such action. All officers of the Company shall act only in a manner consistent with the provisions of this Section.